    As filed with the Securities and Exchange Commission on February 8, 1999


                                                      Registration No. 333-66453
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                 PRE-EFFECTIVE

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                          DORAL FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)
                             ---------------------

COMMONWEALTH OF PUERTO RICO                                                   66-0312162
      (State or other                                                      (I.R.S. Employer
       jurisdiction                                                         Identification
    of incorporation or                                                          No.)
       organization)

                       1159 FRANKLIN D. ROOSEVELT AVENUE
                          SAN JUAN, PUERTO RICO 00920
                                 (787) 749-7100
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                             ---------------------
                                 SALOMON LEVIS
                            CHIEF EXECUTIVE OFFICER
                          DORAL FINANCIAL CORPORATION
                       1159 FRANKLIN D. ROOSEVELT AVENUE
                          SAN JUAN, PUERTO RICO 00920
                                 (787) 749-7100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                IGNACIO ALVAREZ                                        JOSE A. AXTMAYER
                EDUARDO J. ARIAS                                    CESAR R. ROSARIO VEGA
          PIETRANTONI MENDEZ & ALVAREZ                      AXTMAYER ADSUAR MUNIZ & GOYCO, P.S.C.
        SUITE 1901, BANCO POPULAR CENTER                          SUITE 1400, HATO REY TOWER
            209 MUNOZ RIVERA AVENUE                                268 MUNOZ RIVERA AVENUE
          SAN JUAN, PUERTO RICO 00918                            SAN JUAN, PUERTO RICO 00918

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 8, 1999


PROSPECTUS

                                1,300,000 SHARES

                       (DORAL FINANCIAL CORPORATION LOGO)
             % NONCUMULATIVE MONTHLY INCOME PREFERRED STOCK, SERIES A

                         PRICE TO PUBLIC: $50 PER SHARE

     Doral Financial is offering to the public 1,300,000 shares of its      %
Noncumulative Monthly Income Preferred Stock, Series A. The Series A Preferred Stock has the following characteristics:


        - Annual dividends of $       per share, payable monthly, if declared by
          the board of directors. Missed dividends never have to be paid.



        - Redeemable at Doral Financial's option after               , 2004.



        - No mandatory redemption or stated maturity.



     There is currently no public market for the Series A Preferred Stock. The Nasdaq National Market has approved the Series A Preferred Stock for quotation under the symbol "DORLP."


     INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                                                     Per Share       Total
Public Offering Price..............................   $50.00      $65,000,000
Underwriting Discounts.............................   $ 1.575     $ 2,047,500
Proceeds to Doral Financial........................   $48.425     $62,952,500


     Doral Financial has also granted the underwriters an over-allotment option to purchase up to 195,000 additional shares.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR COMMONWEALTH OF PUERTO RICO SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.


PAINEWEBBER INCORPORATED OF PUERTO RICO                       POPULAR SECURITIES
                                             (JOINT LEAD MANAGERS)


SANTANDER SECURITIES  PRUDENTIAL SECURITIES INCORPORATED  SALOMON SMITH BARNEY
INC.


             THE DATE OF THIS PROSPECTUS IS                  , 1999

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
  Dividends Will Not Be Paid Unless
     Declared By the Board of
     Directors........................    7
  Missed Dividends Never Have To Be
     Paid.............................    7
  Banking Regulations May Restrict
     Doral Financial's Ability to Pay
     Dividends........................    7
  Payment of Dividends May Be
     Restricted by Doral Financial's
     Contracts........................    7
  Fluctuations in Interest Rates May
     Hurt Doral Financial's
     Business.........................    7
  Doral Financial May Suffer Losses
     From Mortgage Loans It Sells But
     Retains the Credit Risk..........    8
  Increases in Doral Financial's
     Originations of Commercial Loans
     Has Increased Its Credit Risk....    8
  Doral Financial Is Exposed To
     Greater Risk Because Its Business
     Is Concentrated In Puerto Rico...    8



                                        PAGE
                                        ----
  Doral Financial's Business Would Be
     Disrupted If Its Computer Systems
     Cannot Work Properly With Year
     2000 Data........................    8
Forward-Looking Statements............    9
Recent Developments...................    9
Use of Proceeds.......................   10
Capitalization........................   11
Selected Financial Data...............   12
Summary of Certain Terms of the Series
  A Preferred Stock...................   14
Description of Capital Stock..........   19
Taxation..............................   21
Underwriting..........................   29
Incorporation of Certain Documents by
  Reference...........................   30
Available Information.................   31
Legal Matters.........................   31
Experts...............................   31


                            ------------------------


     Prospective investors may rely only on the information incorporated by reference or contained in this prospectus. Neither Doral Financial nor any underwriter has authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including the information incorporated by reference into this prospectus and the "Risk Factors" section beginning on page 7.

     Unless otherwise stated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase any of the 195,000 shares subject to that option.

                                  THE COMPANY

     Doral Financial is the leading mortgage banking institution in Puerto Rico based on the volume of origination of first mortgage loans secured by single family residences and the size of its mortgage servicing portfolio. Doral Financial originated and purchased $1.5 billion in mortgage loans for the nine months ended September 30, 1998 and had a mortgage servicing portfolio of $5.5 billion as of September 30, 1998.


     Doral Financial is also engaged in the commercial banking and securities business. As of September 30, 1998, Doral Financial had total banking assets of $628.4 million and deposits of $410.8 million.



     Doral Financial is a bank holding company subject to regulation and supervision by the Federal Reserve Board. Unlike many bank holding companies, Doral Financial has significant operations at the holding company level. As of September 30, 1998, Doral Financial had assets of $1.5 billion at the holding company level.


     Doral Financial's principal executive offices are located at 1159 Franklin
D. Roosevelt Avenue, San Juan, Puerto Rico, and its telephone number is (787) 749-7100.

                                  THE OFFERING


Series A Preferred Stock
Offered....................  1,300,000 shares; 1,495,000 shares if the underwriters exercise their over-allotment option in full.


Offering Price.............  $50 per share.


Liquidation Preference.....  If Doral Financial is liquidated or dissolved, you will be entitled to receive $50 per share plus accrued dividends for the current month from any assets available for distribution. You will be paid before any of Doral Financial's assets are distributed to holders of common stock or any stock ranking junior to the Series A Preferred Stock.



Dividends..................  Dividends will be paid on the last day of each
                               month beginning on             , 1999. The board
                               of directors must approve each dividend payment and any payment it does not approve never has to be paid. The annual dividend rate represents
                                    % of the liquidation preference per share.



No Voting Rights...........  You will not have any voting rights, except as described on page 17 of this prospectus.



Redemption at Doral
Financial's Option.........  Series A Preferred Stock may be redeemed after
                                           , 2004 at Doral Financial's option.
                               Redemption prices are discussed on page 15 of this prospectus.



No Maturity Date or
Mandatory Redemption.......  The Series A Preferred Stock does not have a maturity date. Doral Financial is not required to provide for the retirement of the Series A Preferred Stock by mandatory redemption or sinking fund payments.



Rank.......................  The Series A Preferred Stock ranks senior to the common stock of Doral Financial and on an equal basis to Doral Financial's outstanding preferred stock for purposes of dividend rights and the distribution of assets upon liquidation. Doral Financial may not issue preferred stock ranking senior to the Series A Preferred Stock without the approval of holders of at least two-thirds of the Series A Preferred Stock.


Nasdaq National Market
Symbol.....................  DORLP

                      SUMMARY FINANCIAL AND OPERATING DATA


     You should read the summary financial information presented below together with Doral Financial's consolidated financial statements and notes which are incorporated by reference into this prospectus and with the historical financial information of Doral Financial included under "Selected Financial Data" beginning on page 12 of this prospectus.



     Net income for 1994 includes the cumulative effect of a change in the method of accounting for unrealized gains and losses on trading securities. When Doral Financial adopted this new accounting pronouncement in 1994, it reclassified approximately $132 million of mortgage-backed securities and recognized a net gain of $1.2 million.



     Net income for the year ended December 31, 1997 reflects a non-cash extraordinary charge to earnings of $12.3 million. The charge resulted from the issuance by Doral Financial to Popular, Inc., a bank holding company headquartered in San Juan, Puerto Rico, of shares of convertible preferred stock in exchange for the cancellation of $8.5 million of Doral Financial's subordinated debentures owned by Popular, Inc. The charge was equal to the excess of the fair value of the preferred stock on the date of the exchange over the net carrying amount of the debentures on Doral Financial's financial statements. For the year ended December 31, 1997, the return on average assets ratio computed on income before this extraordinary item would have been 2.19% and the return on average equity ratio would have been 19.29%.



     The return on average assets ratio is computed by dividing net income by average total assets for the period. The return on average equity ratio is computed by dividing net income by average stockholders' equity for the period. Both ratios have been computed using month end averages. These ratios for the nine month periods ended September 30, 1998 and 1997, have been presented on an annualized basis.






                                 NINE MONTHS
                             ENDED SEPTEMBER 30,                        YEAR ENDED DECEMBER 31,
                           -----------------------   --------------------------------------------------------------
                              1998         1997         1997         1996         1995         1994         1993
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                            (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net income...............  $   37,978   $   23,631   $   20,231   $   27,041   $   19,560   $   17,430   $   21,320
Cash dividends paid......  $    7,380   $    5,229   $    7,199   $    6,008   $    4,374   $    3,943   $    3,142
BALANCE SHEET DATA:
Total assets.............  $2,715,539   $1,546,105   $1,857,789   $1,106,083   $  917,922   $  768,019   $  486,431
Stockholders' equity.....  $  259,382   $  170,679   $  186,955   $  150,531   $  129,017   $   90,496   $   76,945
OPERATING DATA:
Mortgage loans originated
  and purchased..........  $1,497,000   $  716,000   $1,037,000   $  817,000   $  636,000   $  824,000   $1,433,000
Loan servicing
  portfolio..............  $5,500,000   $3,600,000   $4,655,000   $3,068,000   $2,668,000   $2,644,000   $2,375,000
SELECTED RATIOS:
Return on Average
  Assets.................        2.21%        2.38%        1.37%        2.68%        2.32%        2.78%        5.28%
Return on Average
  Equity.................       22.69%       19.62%       11.99%       19.35%       17.82%       20.82%       31.49%

            CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES

                         AND PREFERRED STOCK DIVIDENDS



     The ratios shown below measure Doral Financial's ability to generate sufficient earnings to pay the fixed charges or expenses of its debt and dividends on its preferred stock. The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by combined fixed charges and preferred stock dividends.



                                                  NINE MONTHS
                                                     ENDED              YEAR ENDED DECEMBER 31,
                                                 SEPTEMBER 30,   -------------------------------------
                                                     1998        1997    1996    1995    1994    1993
                                                 -------------   -----   -----   -----   -----   -----
Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends
  Including Interest on Deposits...............      1.52x       1.61x   1.67x   1.49x   1.76x   3.75x
  Excluding Interest on Deposits...............      1.60x       1.72x   1.76x   1.53x   1.79x   3.75x



     For purposes of computing the consolidated ratios of earnings to combined fixed charges and preferred stock dividends, earnings consist of pre-tax income from continuing operations plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs, and Doral Financial's estimate of the interest component of rental expense. Ratios are presented both including and excluding interest on deposits.



     The term "preferred stock dividends" is the amount of pre-tax earnings that is required to pay dividends on Doral Financial's outstanding preferred stock.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus, including the information incorporated by reference in this prospectus, before deciding to invest in the Series A Preferred Stock.


DIVIDENDS WILL NOT BE PAID UNLESS DECLARED BY THE BOARD OF DIRECTORS



     Monthly dividends will only be paid if declared by Doral Financial's board of directors. The board of directors is not obligated or required to declare monthly dividends.



MISSED DIVIDENDS NEVER HAVE TO BE PAID



     If the board of directors does not declare a dividend for a particular month, those dividends never have to be paid.



BANKING REGULATIONS MAY RESTRICT DORAL FINANCIAL'S ABILITY TO PAY DIVIDENDS



     Doral Financial may not be able to pay dividends in the future if it does not earn sufficient operational income. Federal Reserve Board policy is that a bank holding company should pay dividends only out of its current operating earnings. Doral Financial had income from operations of $38.0 million for the nine months ended September 30, 1998.



PAYMENT OF DIVIDENDS MAY BE RESTRICTED BY DORAL FINANCIAL'S CONTRACTS



     Doral Financial is a party to contracts that prevent it from paying dividends if it does not comply with some terms of those contracts. In addition, Doral Financial issued its 7.84% Senior Notes due 2006 under an agreement that prohibits it from paying dividends if the aggregate amount of dividends paid on its capital stock exceeds certain limits tied to earnings and proceeds from the sale of capital stock. As of September 30, 1998, after giving effect to this offering, Doral Financial could have paid up to $139.3 million in dividends under that agreement.



FLUCTUATIONS IN INTEREST RATES MAY HURT DORAL FINANCIAL'S BUSINESS


     Interest rate fluctuations is the primary market risk affecting Doral Financial. Changes in interest rates affect the following areas of its business:

     - the number of mortgage loans originated and purchased;


     - the interest income earned on loans and securities;


     - gain on sale of loans;

     - the value of securities holdings; and


     - the value of its servicing asset.



     Increases in Interest Rates Reduce Demand for Mortgage Loans. Higher interest rates increase the cost of mortgage loans to consumers and reduce demand for mortgage loans, which hurts Doral Financial's profits. Reduced demand for mortgage loans results in reduced loan originations by Doral Financial and lower mortgage origination income. Demand for refinance loans is particularly sensitive to increases in interest rates. Doral Financial has for many years relied on refinance loans for a significant portion of its mortgage loan production. For the nine months ended September 30, 1998, refinance loans represented approximately 62% of Doral Financial's total dollar volume of loans originated.



     Increases in Interest Rates Reduce Net Interest Income. Increases in short-term interest rates reduce net interest income, which is an important part of Doral Financial's earnings. Net interest income is the difference between the interest received by Doral Financial on its assets and the interest paid on its borrowings. Most of Doral Financial's assets, like its mortgage loans and mortgage-backed securities are long-term assets with fixed interest rates. In contrast, most of Doral Financial's borrowings are short-term. When interest rates rise, Doral Financial must pay more in interest while interest earned on its assets does not rise as quickly. This causes profits to decrease.



     Increases in Interest Rates May Reduce or Eliminate Gain on Sale of Mortgage Loans. If long-term interest rates increase between the time Doral Financial commits to or establishes an interest rate on a mortgage loan and the time it sells the loan, Doral Financial may realize a reduced gain or a loss on such sale.



     Increases in Interest Rates May Reduce the Value of Mortgage Loans and Securities' Holdings. Increases in interest rates may reduce the value of Doral Financial's financial assets and have an adverse impact on its earnings and financial condition. Doral Financial owns a substantial portfolio of mortgage loans, mortgage-backed securities and other debt securities with fixed interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise.



     Decreases in Interest Rates May Adversely Affect Value of Servicing
Asset. Decreases in interest rates lead to increases in the prepayment of mortgages by borrowers, which may reduce the value of Doral Financial's servicing asset. The servicing asset is the estimated present value of the fees Doral Financial expects to receive on the mortgages it services over their expected term. Doral Financial assigns this value based on what other persons have paid for similar servicing rights in recent transactions. If prepayments increase above expected levels, the value of the servicing asset decreases because the amount of future fees expected to be received by Doral Financial decreases. Doral Financial may be required to recognize this decrease in value by taking a charge against its earnings, which causes its profits to decrease.



DORAL FINANCIAL MAY SUFFER LOSSES FROM MORTGAGE LOANS IT SELLS BUT RETAINS THE CREDIT RISK



     Doral Financial often retains all or part of the credit risk on sales of mortgage loans that do not qualify for the guarantee programs of GNMA, FNMA or FHLMC and may suffer losses on these loans. Doral Financial suffers losses on these arrangements when foreclosure sale proceeds of the property underlying a defaulted mortgage loan are less than the outstanding principal balance of these loans and the costs of holding and disposing of the related property. As of September 30, 1998, Doral Financial's outstanding obligations on mortgage loans it had sold but retained all or part of the credit risk was $329.5 million.



INCREASES IN DORAL FINANCIAL'S ORIGINATIONS OF COMMERCIAL LOANS HAS INCREASED ITS CREDIT RISKS



     Doral Financial's recent increase in originations of mortgage loans secured by income producing residential buildings and commercial properties has increased its credit risks. These loans involve greater credit risks than residential mortgage loans because they are larger in size and more risk is concentrated in a single borrower. The properties securing these loans are also harder to dispose of in foreclosure. For the nine month period ended September 30, 1998, Doral Financial originated approximately $93.9 million in mortgage loans secured by income producing residential buildings and commercial properties.



DORAL FINANCIAL IS EXPOSED TO GREATER RISK BECAUSE ITS BUSINESS IS CONCENTRATED IN PUERTO RICO



     Because approximately 95% of Doral Financial's mortgage loans are secured by properties located in Puerto Rico, Doral Financial is exposed to a greater risk of delinquency or default on these mortgage loans resulting from adverse economic, political or business developments and natural hazard risks that affect Puerto Rico. If Puerto Rico's real estate market experiences an overall decline in property values, the rates of delinquency, foreclosure, bankruptcy and loss on the mortgage loans would probably increase substantially. This would cause Doral Financial's profitability to decrease.



DORAL FINANCIAL'S BUSINESS WOULD BE DISRUPTED IF ITS COMPUTER SYSTEMS CANNOT WORK PROPERLY WITH YEAR 2000 DATA



     Doral Financial could experience a significant disruption to its business operations that could have an adverse effect on its profitability if its computer systems and the computer systems provided by third party vendors on which it relies are not able to properly use date calculations in the year 2000. Doral Financial is taking steps that it believes are adequate to make sure this does not happen. However, Doral Financial cannot assure you that these efforts will be completely successful. Problems suffered by providers of basic services, such as telephone, water, sewer and electricity could also have an adverse impact on Doral Financial's daily operations. Doral Financial is in the process of revising its existing business interruption contingency plans to address any disruptions of these basic services.


                           FORWARD-LOOKING STATEMENTS


     This prospectus, including information incorporated in this prospectus by reference, contains certain "forward-looking statements" concerning Doral Financial's operations, performance and financial condition, including its future economic performance, plans and objectives and the likelihood of success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are subject to significant uncertainties, many of which are beyond the control of Doral Financial. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions are meant to identify these forward-looking statements. Actual results may differ materially from those expressed or implied by these forward-looking statements.


                              RECENT DEVELOPMENTS


UNAUDITED RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 1998



     On January 12, 1999, Doral Financial released its unaudited earnings for the quarter and year ended December 31, 1998. Doral Financial reported net income of $14.9 million or $0.35 per diluted share for the fourth quarter of 1998, compared to income before an extraordinary charge of $8.9 million or $0.23 per diluted share for the fourth quarter of 1997. After the extraordinary charge, Doral Financial reported a net loss of $3.4 million or $0.09 per diluted share for the fourth quarter of 1997.



     For the year ended December 31, 1998, Doral Financial reported net income of $52.8 million or $1.26 per diluted share, compared to income before the extraordinary charge of $32.5 million or $0.85 per diluted share for 1997. After the extraordinary charge, Doral Financial reported net income of $20.2 million or $0.53 per diluted share for the year ended December 31, 1997.



     Doral Financial's mortgage loan originations and purchases were $815 million for the quarter ended December 31, 1998 and $2.31 billion for the year ended December 31, 1998, compared to $321 million for the quarter ended December 31, 1997 and $1.04 billion for the year ended December 31, 1997. Doral Financial's servicing portfolio totaled $6.2 billion as of December 31, 1998.



EXPANSION IN MAINLAND UNITED STATES



     During the second quarter of 1998, Doral Financial commenced a multi-family and commercial lending unit in the New York City metropolitan area. This unit originates loans secured by first mortgages on multi-family apartment buildings and, to a lesser extent, other commercial properties. This unit closed $53.4 million in loans for the quarter ended September 30, 1998. Doral Financial intends to sell most of these loans to third parties and to retain the servicing rights.



     During the third quarter of 1998, Doral Financial also commenced a wholesale mortgage operation in the Chicago metropolitan area. This operation is primarily dedicated to the purchase of residential mortgage loans that conform to the requirements of the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association, the packaging of such loans into FHLMC or FNMA mortgage-backed securities and the sale of such mortgage-backed securities to third parties while retaining the servicing rights to the underlying loans. To a lesser extent, this unit also originates adjustable rate mortgages for sale to banks and other investors. Purchases of loans by the wholesale operation for the quarter ended September 30, 1998, amounted to $12.2 million.



     Doral Financial is also in the process of organizing a new federal savings association in the New York City metropolitan area which it anticipates will open for business during the second quarter of 1999.

                                USE OF PROCEEDS


     The net proceeds to Doral Financial after deducting expenses from the sale of shares of Series A Preferred Stock are estimated at approximately $62,652,500. If the Underwriters' over-allotment option is exercised in full, the net proceeds are estimated at $72,095,375. Doral Financial intends to use the net proceeds for general corporate purposes, which may include:


     - making capital contributions to its banking and non-banking subsidiaries;

     - investing in mortgage servicing rights through the internal origination of mortgage loans, the acquisition of mortgage loans with the related servicing rights and the purchase of contracts to service mortgage loans;

     - funding possible acquisitions of mortgage banking and other financial institutions; and

     - increasing working capital.

     Doral Financial has no current agreements or understandings regarding any possible acquisitions.

                                 CAPITALIZATION


     The following table shows the unaudited indebtedness and capitalization of Doral Financial at September 30, 1998, on an actual basis and as adjusted to give effect to the issuance of the shares of Series A Preferred Stock offered by this prospectus. The table also assumes that the underwriters do not exercise their over-allotment option. In addition to the indebtedness reflected below, Doral Financial had deposits of $410.8 million. This table should be read together with Doral Financial's Consolidated Financial Statements and related notes incorporated by reference into this prospectus.



                                                                ACTUAL       AS ADJUSTED
                                                              ----------     -----------
                                                                (DOLLARS IN THOUSANDS)
Short-term borrowings
  Loans payable.............................................  $  416,150     $  416,150
  Short-term portion of notes payable.......................      64,429         64,429
  Short-term portion of securities sold under agreements to
     repurchase.............................................   1,030,152      1,030,152
                                                              ----------     ----------
          Total short-term borrowings.......................  $1,510,731     $1,510,731
                                                              ==========     ==========
Long-term borrowings
  Long-term portion of notes payable........................  $   53,410     $   53,410
  Long-term portion of securities sold under agreements to
     repurchase.............................................     100,200        100,200
  Advances from the Federal Home Loan Bank..................      32,000         32,000
  Senior Notes..............................................      75,000         75,000
                                                              ----------     ----------
          Total long-term borrowings........................  $  260,610     $  260,610
                                                              ==========     ==========
Stockholders' Equity
  Serial preferred stock, $1 par value, 2,000,000 shares
     authorized; 8,460 shares of 8% Convertible Cumulative
     Preferred Stock outstanding and 1,300,000 Series A
     Preferred Stock, as adjusted...........................  $        8     $    1,308
  Common stock, $1.00 par value, 50,000,000 shares
     authorized; 40,484,920 shares issued and 40,428,920
     outstanding(1).........................................      40,485         40,485
  Paid-in capital...........................................      70,252        131,605
  Legal Surplus.............................................       1,704          1,704
  Retained earnings.........................................     144,851        144,851
  Accumulated other comprehensive income(2).................       2,138          2,138
  Treasury Stock at par value, 56,000 shares................         (56)           (56)
                                                              ----------     ----------
          Total stockholders' equity........................  $  259,382     $  322,035
                                                              ==========     ==========


---------------


(1) Does not include up to 1,933,714 shares of common stock issuable upon conversion of outstanding shares of 8% Convertible Cumulative Preferred Stock.

(2) Consists of unrealized gain on securities available for sale, net of deferred tax.

                            SELECTED FINANCIAL DATA


     The following table shows certain selected consolidated financial and operating data of Doral Financial on a historical basis as of and for the nine-month periods ended September 30, 1998 and 1997, and for each of the five years in the period ended December 31, 1997. This information should be read together with Doral Financial's Consolidated Financial Statements and the related notes incorporated by reference in this prospectus. Financial information for the nine-month periods ended September 30, 1998 and 1997, is derived from unaudited financial statements, which, in the opinion of management, include all adjustments necessary for a fair presentation of the results for those periods. These adjustments consist only of normal recurring accruals. Results for the nine-month period ended September 30, 1998, are not necessarily indicative of results for the full year. Doral Financial has made certain reclassifications to data for years prior to 1998 to conform to 1998 classifications.



     Net income for 1994 includes the cumulative effect of a change in the method of accounting for unrealized gains and losses on trading securities. When Doral Financial adopted this new accounting pronouncement in 1994, it reclassified approximately $132 million of mortgage-backed securities and recognized a net gain of $1.2 million.



     Net income for the year ended December 31, 1997, reflects a non-cash extraordinary charge to earnings of $12.3 million resulting from the issuance to Popular, Inc. of shares of convertible preferred stock in exchange for the cancellation of $8.5 million of Doral Financial's subordinated debentures owned by Popular, Inc. The charge represented the excess of the fair value of the preferred stock on the date of the exchange over the net carrying amount of the debentures on Doral Financial's financial statements. The return on average assets computed on income before extraordinary item for the year ended December 31, 1997, would have been 2.19% and the return on average equity would have been 19.29%.



     The return on average assets ratio is computed by dividing net income by average assets for the period. The return on average equity ratio is computed by dividing net income by average stockholders' equity for the period. The average equity to average assets ratio is computed by dividing average assets for the period by average stockholders' equity. All ratios have been computed using month end averages. The return on average assets and average equity ratios for the nine-month periods ended September 30, 1998 and 1997, have been presented on an annualized basis. All per share information shown in the table has been adjusted to reflect two-for-one stock splits effected on August 28, 1997 and May 20, 1998.



                                 NINE MONTHS
                             ENDED SEPTEMBER 30,                            YEAR ENDED DECEMBER 31,
                          -------------------------   -------------------------------------------------------------------
                             1998          1997          1997          1996          1995          1994          1993
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income.........  $   104,563   $    64,099   $    90,131   $    66,987   $    61,907   $    46,508   $    23,775
Interest expense........       80,368        43,214        61,438        46,443        43,380        23,252         9,710
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net interest income.....       24,195        20,885        28,693        20,544        18,527        23,256        14,065
Provision for loan
  losses................          474           609           600           655           110           168            23
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net interest income
  after provision for
  loan losses...........       23,721        20,276        28,093        19,889        18,417        23,088        14,042
Non-interest income.....       59,209        30,214        45,286        40,846        29,930        25,535        46,453
Non-interest expense....       40,129        23,669        35,582        29,456        26,287        29,878        29,574
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income before taxes,
  cumulative effect and
  extraordinary item....       42,801        26,821        37,797        31,279        22,060        18,745        30,921
Income taxes............        4,823         3,190         5,249         4,238         2,500         2,530         9,601
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income before cumulative
  effect and
  extraordinary item....       37,978        23,631        32,548        27,041        19,560        16,215        21,320
Cumulative effect of
  change in accounting
  principle.............           --            --            --            --            --         1,215            --
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income before
  extraordinary item....       37,978        23,631        32,548        27,041        19,560        17,430        21,320

                                 NINE MONTHS
                             ENDED SEPTEMBER 30,                            YEAR ENDED DECEMBER 31,
                          -------------------------   -------------------------------------------------------------------
                             1998          1997          1997          1996          1995          1994          1993
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Extraordinary
  item -- non-cash loss
  on extinguishment of
  debt..................           --            --        12,317            --            --            --            --
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Net income......  $    37,978   $    23,631   $    20,231   $    27,041   $    19,560   $    17,430   $    21,320
                          ===========   ===========   ===========   ===========   ===========   ===========   ===========
        Cash dividends
          paid..........  $     7,380   $     5,229   $     7,199   $     6,008   $     4,374   $     3,943   $     3,142
                          ===========   ===========   ===========   ===========   ===========   ===========   ===========
BALANCE SHEET DATA:
Mortgage loans held for
  sale..................  $   670,194   $   326,252   $   406,297   $   261,608   $   245,484   $   263,773   $   262,515
Securities held for
  trading, net..........      692,405       611,297       620,288       436,125       418,348       327,960       129,180
Securities held to
  maturity..............      130,764       191,024       143,534       107,222        77,945        66,804         6,530
Securities available for
  sale..................      490,641        71,548       240,876        12,007        14,579            --            --
Loans receivable, net...      200,327       165,702       133,055       128,766        51,355        34,809         9,561
Total assets............    2,715,539     1,546,105     1,857,789     1,106,083       917,922       768,019       486,431
Loans payable and
  securities sold under
  agreements to
  repurchase............    1,546,502       907,056     1,103,448       584,294       598,436       569,436       335,994
Notes payable...........      192,839       150,141       164,934       152,126        51,682        17,055            --
Deposits accounts.......      410,772       250,945       300,494       158,902        95,740        66,471        26,451
Stockholders' equity....      259,382       170,679       186,955       150,531       129,017        90,496        76,945
NET INCOME PER COMMON
  SHARE:
Basic:
  Income before
    cumulative effect
    and extraordinary
    item................  $      0.94   $      0.65   $      0.89   $      0.75   $      0.67   $      0.58   $      0.79
  Cumulative effect.....           --            --            --            --            --          0.04            --
  Extraordinary item....           --            --         (0.34)           --            --            --            --
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Net income......  $      0.94   $      0.65   $      0.55   $      0.75   $      0.67   $      0.62   $      0.79
                          ===========   ===========   ===========   ===========   ===========   ===========   ===========
Diluted:
  Income before
    cumulative effect
    and extraordinary
    item................  $      0.91   $      0.62   $      0.85   $      0.71   $      0.64   $      0.54   $      0.71
  Cumulative effect.....           --            --            --            --            --          0.04            --
  Extraordinary item....           --            --         (0.32)           --            --            --            --
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Net income......  $      0.91   $      0.62   $      0.53   $      0.71   $      0.64   $      0.58   $      0.71
                          ===========   ===========   ===========   ===========   ===========   ===========   ===========
OTHER PER SHARE DATA:
Cash dividends:
  Common Stock..........  $      0.17   $      0.14   $     0.195   $     0.165   $     0.145   $      0.13   $      0.10
  10 1/2% Preferred
    Stock...............           --            --            --        0.3825          1.05          1.05          1.05
  8% Convertible
    Cumulative Preferred
    Stock...............        60.00            --         15.33            --            --            --            --
Weighted average shares
  outstanding:
  Basic.................   39,776,664    36,641,484    36,680,158    36,266,244    29,231,680    27,770,936    26,459,416
  Diluted...............   41,743,051    38,728,632    38,728,632    38,725,072    31,040,540    30,307,856    30,067,856
OPERATING DATA:
Mortgage loans
  originated and
  purchased.............  $ 1,497,000   $   716,000   $ 1,037,000   $   817,000   $   636,000   $   824,000   $ 1,433,000
  Loan Servicing
    Portfolio...........    5,500,000     3,600,000     4,655,000     3,068,000     2,668,000     2,644,000     2,375,000
SELECTED RATIOS:
Return on Average
  Assets................         2.21%         2.38%         1.37%         2.68%         2.32%         2.78%         5.28%
Return on Average
  Equity................        22.69%        19.62%        11.99%        19.35%        17.82%        20.82%        31.49%
Average Equity to
  Average Assets........         9.76%        12.11%        11.39%        13.81%        13.02%        13.35%        16.77%

            SUMMARY OF CERTAIN TERMS OF THE SERIES A PREFERRED STOCK

     The following summary contains a description of the material terms of the Series A Preferred Stock. The summary is subject to and qualified in its entirety by reference to Doral Financial's Restated Certificate of Incorporation and to the Certificate of Designation creating the Series A Preferred Stock (the "Certificate of Designation"), copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

DIVIDENDS


     If declared at the option of Doral Financial's board of directors, holders of record of the Series A Preferred Stock will be entitled to receive cash
dividends in the amount of $          per share each year, which is equivalent
to      % of the liquidation preference of $50 per share. Doral Financial is not required to declare or pay dividends on the Series A Preferred Stock, even if it has funds available for the payment of such dividends. Dividends may only be paid out of funds that are legally available for this purpose.



     Dividends on the Series A Preferred Stock will accrue from their date of original issuance and will be payable on the last day of each month in United
States dollars beginning on           , 1999. Payment of dividends will be made
to the holders of record of the Series A Preferred Stock as they appear on the books of Doral Financial on the second Business Day immediately preceding the
relevant date of payment. In the case of the dividend payable on           ,
1999, this dividend will cover the period from the date of issuance of the
Series A Preferred Stock to           , 1999. If any date on which dividends are
payable is not a Business Day, then payment of the dividend will be made on the next Business Day without any interest or other payment in respect of the delay. If December 31 of any year is not a Business Day, then the dividend payable on such date will be made on the immediately preceding Business Day. A "Business Day" is a day other than a Saturday or Sunday or a general banking holiday in San Juan, Puerto Rico or New York, New York.



     Dividends on the Series A Preferred Stock will be noncumulative. If the board of directors does not declare a dividend for any monthly dividend period on the Series A Preferred Stock, then the holders of Series A Preferred Stock will not have a right to receive a dividend for that monthly dividend period, whether or not dividends on the Series A Preferred Stock are declared for any future monthly dividend period.



     Dividends for any monthly dividend period will be paid in equal
installments in the amount of $          per share. The amount of dividends
payable for any period shorter than a full monthly dividend period will be computed on the basis of the actual number of days elapsed in that period.


     Dividend payments will be mailed to the record holders of the Series A Preferred Stock at their addresses appearing on the register for the Series A Preferred Stock.


     The terms of the Series A Preferred Stock do not permit Doral Financial to declare, set apart or pay any dividend or make any other distribution of assets on, or redeem, purchase, set apart or otherwise acquire shares of common stock or of any other class of stock of Doral Financial ranking junior to the Series A Preferred Stock as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up of Doral Financial, unless certain conditions are met. Those conditions are (1) all accrued and unpaid dividends on the Series A Preferred Stock for the twelve monthly dividend periods ending on the immediately preceding dividend payment date shall have been paid or are paid contemporaneously, (2) the full monthly dividend on the Series A Preferred Stock for the then current month has been or is contemporaneously declared and paid or declared and set apart for payment, and
(3) Doral Financial has not defaulted in the payment of the redemption price of any shares of Series A Preferred Stock called for redemption. See "Redemption at the Option of Doral Financial." The above limitations do not apply to stock dividends or other distributions made in stock of Doral Financial ranking junior to the Series A Preferred Stock as to the payment of dividends and as to the distribution of assets. The above limitations also do not apply to conversions or exchanges for stock of Doral Financial ranking junior to the Series A Preferred Stock as to the payment of dividends and as to the distribution of assets.



     If Doral Financial is unable to pay in full the dividends on the Series A Preferred Stock and on any other shares of stock of equal rank as to the payment of dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any such other shares of stock will be declared pro rata. In this event, each share of Series A Preferred Stock and of the other classes of stock of equal rank will receive dividends in the same proportion as the $50 per share liquidation preference of the Series A Preferred Stock bears to the per share liquidation preference of the other classes of equally ranked stock.


     For a discussion of the tax treatment of distributions to stockholders see "Taxation," "Puerto Rico Taxation," and "United States Taxation," and for a discussion on certain potential regulatory limitations on Doral Financial's ability to pay dividends, see "Risk Factors -- Payment of Dividends -- Regulatory Considerations."

NO CONVERSION OR EXCHANGE RIGHTS

     The Series A Preferred Stock will not be convertible into or exchangeable for any other securities of Doral Financial.

REDEMPTION AT THE OPTION OF DORAL FINANCIAL


     Doral Financial may not redeem the shares of the Series A Preferred Stock
prior to             , 2004. On and after that date, Doral Financial may redeem the Series A Preferred Stock for cash, at its option, in whole or in part, at the redemption prices shown below plus accrued and unpaid dividends for the then current monthly dividend period to the redemption date. The redemption prices
for the twelve month periods beginning on            , 2004 are shown below.



YEAR
----
2004........................................................  $51.00
2005........................................................   50.50
2006 and thereafter.........................................   50.00



     In the event that Doral Financial elects to redeem less than all of the outstanding shares of the Series A Preferred Stock, the shares to be redeemed will be allocated pro rata or by lot as may be determined by the board of directors, or by any other method as the board of directors may consider fair. Any method chosen by Doral Financial will conform to any rule or regulation of any national or regional stock exchange or automated quotation system on which the shares of the Series A Preferred Stock may at the time be listed or eligible for quotation.



     Doral Financial will mail a notice of any proposed redemption to the holders of record of the shares of Series A Preferred Stock to be redeemed, at their address of record, not less than 30 nor more than 60 days prior to the redemption date. The notice of redemption to each holder of shares of Series A Preferred Stock will specify the number of shares of Series A Preferred Stock to be redeemed, the redemption date and the redemption price payable to the holder upon redemption, and shall state that from and after the redemption date dividends will cease to accrue. If Doral Financial redeems less than all the shares owned by a holder, the notice shall also specify the number of shares of Series A Preferred Stock of the holder which are to be redeemed and the numbers of the certificates representing such shares. Any notice mailed in accordance with these procedures shall be conclusively presumed to have been properly given, whether or not the stockholder receives this notice. The failure by Doral Financial to give this notice by mail, or any defect in the notice, to the holders of any shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock.


     If the redemption notice is properly mailed and Doral Financial pays the redemption price, from and after the redemption date, all dividends on the shares of Series A Preferred Stock called for redemption shall cease to accrue and all rights of the holders of the shares being redeemed as stockholders of Doral Financial shall cease on the redemption date. Holders will retain the right to receive the redemption price upon presentation of their stock certificates. If Doral Financial redeems less than all the shares represented by any certificate, a new certificate representing the unredeemed shares shall be issued without cost to the holder.

     At its option, Doral Financial may, on or prior to the redemption date, irrevocably deposit the entire amount payable upon redemption of the shares of the Series A Preferred Stock to be redeemed with a bank or trust company designated by Doral Financial having its principal office in New York, New York, San Juan, Puerto Rico, or any other city in which Doral Financial shall at that time maintain a transfer agent with respect to its capital stock, and having a combined capital and surplus of at least $50,000,000 (hereinafter referred to as the "Depositary"). The Depositary will hold this amount in trust for payment to the holders of the shares of the Series A Preferred Stock to be redeemed. If the deposit is made and the funds deposited are immediately available to the holders of the shares of the Series A Preferred Stock to be redeemed, Doral Financial will no longer have any obligation to make payment of the amount payable upon redemption of the shares of the Series A Preferred Stock to be redeemed. Following the deposit, except as discussed in the next paragraph, holders of these shares shall look only to the Depositary for payment.



     Any funds remaining unclaimed at the end of two years after the redemption date for which these funds were deposited shall be returned to Doral Financial. After the funds are returned to Doral Financial, the holders of shares called for redemption shall look only to Doral Financial for the payment of the redemption price. Any interest accrued on any funds deposited with the Depositary will belong to Doral Financial and shall be paid to it on demand.



     After the redemption of any shares of the Series A Preferred Stock, the redeemed shares will have the status of authorized but unissued shares of serial preferred stock, without designation as to series, until these shares are once more designated as part of a particular series by the board of directors of Doral Financial.


  Certain Regulatory Considerations Affecting Redemptions


     Under current regulations, Doral Financial may not redeem the Series A Preferred Stock, without the prior approval of the Federal Reserve Board. Ordinarily, the Federal Reserve Board will not permit a redemption unless (1) the shares are redeemed with the proceeds of a sale of common stock or perpetual preferred stock, or (2) the Federal Reserve Board determines that Doral Financial's condition and circumstances warrant the reduction of a source of permanent capital.



     Also, under Puerto Rico law, Doral Financial may not redeem any shares of its capital stock unless the assets remaining after the redemption are sufficient to pay any debts for which payment has not otherwise been provided.


LIQUIDATION PREFERENCE


     Upon any liquidation, dissolution, or winding up of Doral Financial, the record holders of shares of Series A Preferred Stock will be entitled to receive out of the assets of Doral Financial available for distribution to shareholders, before any distribution is made to holders of common stock or any other equity securities of Doral Financial ranking junior upon liquidation to the Series A Preferred Stock, the amount of $50 per share plus an amount equal to any accrued and unpaid dividends for the current monthly dividend period to the date of payment.



     If Doral Financial is liquidated or dissolved and the amounts payable with respect to the Series A Preferred Stock and any other shares of stock of equal rank upon liquidation are not paid in full, the holders of the Series A Preferred Stock and of the other shares will share ratably in any such distribution of assets in proportion to the full liquidation preferences to which each would otherwise be entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of Series A Preferred Stock will not be entitled to any further participation in any distribution of assets of Doral Financial.


     A consolidation or merger of Doral Financial with any other corporation, or any sale, lease or conveyance of all or any part of the property or business of Doral Financial, shall not be deemed to be a liquidation, dissolution, or winding up of Doral Financial.

VOTING RIGHTS


     Holders of the Series A Preferred Stock will not be entitled to receive notice of or attend or vote at any meeting of stockholders of Doral Financial, except as described below.



     If Doral Financial does not pay dividends in full on the Series A Preferred Stock for eighteen consecutive monthly dividend periods, the holders of outstanding shares of the Series A Preferred Stock, together with the holders of any other shares of stock having the right to vote for the election of directors solely in the event of any failure to pay dividends, acting as a single class, will be entitled to appoint two additional members of the board of directors of Doral Financial. They will also have the right to remove any member so appointed from office and appoint another person in place of such member. To make this appointment, the holders of a majority in liquidation preference of these shares must send written notice to Doral Financial of the appointment or pass a resolution adopted by a majority of holders at a separate general meeting of those holders called for this purpose.



     Not later than 30 days after the right of holders of Series A Preferred Stock to elect directors arises, if written notice by a majority of the holders has not been given as provided for in the preceding sentence, the board of directors of Doral Financial or an authorized board committee is required to call a separate general meeting for this purpose. If the board of directors fails to convene this meeting within the 30-day period, the holders of 10% of the outstanding shares of the Series A Preferred Stock and any such other stock will be entitled to convene the meeting.



     The provisions of the Restated Certificate of Incorporation and By-laws of Doral Financial relating to the convening and conduct of general meetings of stockholders will apply to any separate general meeting of this type. Any member of the board of directors appointed as described above shall vacate office if Doral Financial resumes the payment of dividends in full on the Series A Preferred Stock and each other series of stock having similar voting rights for twelve consecutive monthly dividend periods. The By-laws of Doral Financial require a minimum of five members of the board of directors and a maximum of ten members. As of the date of this prospectus, Doral Financial's board of directors consisted of eight members.



     Any change or cancellation of the rights and preferences of the Series A Preferred Stock will require the approval of holders of at least two thirds of the outstanding aggregate liquidation preference of the Series A Preferred Stock. This approval can by evidenced either by a consent in writing or by a resolution passed at a meeting of the holders of the Series A Preferred Stock. The authorization or issuance of any shares of Doral Financial ranking senior to the Series A Preferred Stock as to dividend rights or rights on liquidation or similar events, will be considered a change requiring the consent of the Series A Preferred Stock. Conversely, the authorization or issuance of shares ranking, as to dividend rights or rights on liquidation or similar events, on a parity or junior to the Series A Preferred Stock, will not be considered a change or abrogation of the rights of the Series A Preferred Stock and the consent of the holders of the Series A Preferred Stock will not be required in connection with this action.


     No vote of the holders of the Series A Preferred Stock will be required for Doral Financial to redeem or purchase and cancel the Series A Preferred Stock in accordance with the Restated Certificate of Incorporation or the Certificate of Designation for the Series A Preferred Stock.


     Doral Financial will cause a notice of any meeting at which holders of the Series A Preferred Stock are entitled to vote to be mailed to each record holder of the Series A Preferred Stock. Each notice will contain (1) the date of the meeting, (2) a description of any resolution to be proposed for adoption at the meeting, and (3) instructions for deliveries of proxies.


  Certain Regulatory Issues Related to Voting Rights


     Under regulations adopted by the Federal Reserve Board, if the holders of shares of Series A Preferred Stock become entitled to vote for the election of directors as described above, the Series A Preferred Stock could be deemed a "class of voting securities." In this instance, a holder of 25% or more of the Series A Preferred Stock could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. A holder of 5% that otherwise exercises a "controlling influence" over Doral Financial could also be subject to regulation under the Bank Holding Company Act. In addition, at any time the Series A Preferred Stock is deemed a class of voting securities, (1) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of Series A Preferred Stock, and (2) any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of such series.



     Section 12 of the Puerto Rico Banking Law requires that the Office of the Commissioner of Financial Institutions of Puerto Rico approve any change of control involving a bank organized under the Banking Law. The Banking Law requires that the Office of the Commissioner be informed not less than 60 days prior to any transfer of voting stock of a Puerto Rico bank that results in any person owning, directly or indirectly, more than 5% of the outstanding voting stock of the bank. For the purposes of Section 12 of the Banking Law, the term "control" means the power to, directly or indirectly, direct or influence decisively the administration or the norms of the bank. The Office of the Commissioner has made an administrative determination that these provisions of the Banking Law are applicable to a change in control of Doral Financial.



     Pursuant to the Banking Law, if the Office of the Commissioner receives notice of a proposed transaction that may result in a change of control of Doral Financial, the Office of the Commissioner is required to investigate and determine whether a change of control has occurred. The Office of the Commissioner will issue an authorization for the transfer of control of Doral Financial if the results of its investigations are in its judgment satisfactory. The decision of the Office of the Commissioner is final and unreviewable.


RANK

     The Series A Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank:


     - senior to all classes of common stock of Doral Financial, and to all other equity securities issued by Doral Financial the terms of which specifically provide that those equity securities will rank junior to the Series A Preferred Stock;



     - on a parity with Doral Financial's outstanding 8% Convertible Cumulative Preferred Stock (Liquidation Preference $1,000 per share) and with all other equity securities issued by Doral Financial the terms of which specifically provide that those equity securities will have equal rank as the Series A Preferred Stock; and



     - junior to all equity securities issued by Doral Financial the terms of which specifically provide that those equity securities will rank senior to the Series A Preferred Stock.


     For this purpose, the term "equity securities" does not include debt securities convertible into or exchangeable for equity securities.

     Doral Financial may not issue shares ranking, as to dividend rights or rights on liquidation, winding up and dissolution, senior to the Series A Preferred Stock, except with the consent of the holders of at least two-thirds of the outstanding aggregate liquidation preference of the Series A Preferred Stock. See "Voting Rights" above.

TRANSFER AGENT; DIVIDEND DISBURSING AGENT; REGISTRAR

     ChaseMellon Shareholder Services, LLC will initially act as the transfer agent, dividend disbursing agent and registrar for the Series A Preferred Stock. Holders of the Series A Preferred Stock may contact ChaseMellon, at the following address: ChaseMellon Shareholder Services, LLC, P.O. Box 3315, So. Hackensack, NJ 07606, toll-free telephone number 1-800-851-9677.

     The transfer of a share of Series A Preferred Stock may be registered upon the surrender of the certificate evidencing the share of Series A Preferred Stock to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the office of the transfer agent and registrar.

     Registration of transfers of shares of Series A Preferred Stock will be effected without charge by or on behalf of Doral Financial, but upon payment of any tax or other governmental charges which may be imposed in relation to it or the giving of an indemnity as the transfer agent and registrar may require.



     Doral Financial will not be required to register the transfer of a share of Series A Preferred Stock after the share has been called for redemption.


REPLACEMENT OF LOST CERTIFICATES


     If any certificate for a share of Series A Preferred Stock is mutilated or alleged to have been lost, stolen or destroyed, the holder may request a new certificate representing the same share. Doral Financial will issue a new certificate subject to delivery of the old certificate or, if alleged to have been lost, stolen or destroyed, compliance with the conditions as to evidence of ownership, indemnity and the payment of out-of-pocket expenses of Doral Financial as Doral Financial may determine.



NO PREFERENTIAL RIGHTS TO PURCHASE ADDITIONAL SECURITIES


     Holders of the Series A Preferred Stock will have no preemptive or preferential rights to purchase or subscribe for any securities of Doral Financial.

NO REPURCHASE AT THE OPTION OF THE HOLDERS

     Holders of the Series A Preferred Stock will have no right to require Doral Financial to redeem or repurchase any shares of Series A Preferred Stock.

NO MANDATORY REDEMPTION OR SINKING FUNDING OBLIGATION

     The shares of Series A Preferred Stock are not subject to any mandatory redemption, sinking fund or similar obligation.

PURCHASE OF SHARES BY DORAL FINANCIAL

     Doral Financial may, at its option, purchase shares of the Series A Preferred Stock from holders thereof from time to time, by tender, in privately negotiated transactions or otherwise.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL


     Doral Financial is authorized to issue 50,000,000 shares of common stock, $1.00 par value, and 2,000,000 shares of serial preferred stock, $1.00 par value. The following is a summary of certain rights and privileges of the common stock and serial preferred stock. Statements in this summary are qualified in their entirety by reference to Doral Financial's Restated Certificate of Incorporation, as amended, and to the General Corporation Law of Puerto Rico.


COMMON STOCK


     As of February 1, 1999, there were 40,484,920 shares of common stock issued and 40,428,920 shares of common stock outstanding. As of that date, a total of 1,933,714 of Doral Financial's authorized but unissued shares had been reserved for possible issuance upon the conversion of all outstanding shares of Doral Financial's 8% Convertible Cumulative Preferred Stock (the "8% Preferred Stock"), 2,000,000 shares were reserved for issuance in connection with Doral Financial's 1997 Employee Stock Option Plan and 288,776 shares were reserved for use with Doral Financial's Restricted Stock Plan. In addition, 800,000 shares were reserved for issuance to honor certain contractual purchase rights to a private investor. The common stock is traded in the over-the-counter market on the NASDAQ National Market System under the symbol "DORL." The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Each share of common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. There are no cumulative voting rights for the election of directors.



     Subject to the rights of holders of the outstanding 8% Preferred Stock and any other outstanding shares of serial preferred stock, in the event of the liquidation, dissolution or distribution of assets of Doral Financial, the holders of common stock are entitled to share ratably in the assets legally available for distribution to stockholders. The common stock has no redemption, conversion or sinking fund privileges.



     Subject to any dividend preferences which may be established with respect to any series of serial preferred stock, the holders of common stock are entitled to receive, pro rata, dividends when and as declared by the board of directors out of funds legally available for the payment of dividends.



     Holders of common stock do not have preemptive rights to subscribe for or purchase additional securities of Doral Financial.



     ChaseMellon Shareholder Services, LLC is the transfer agent and registrar for the common stock.


SERIAL PREFERRED STOCK


     The Restated Certificate of Incorporation authorizes the board of directors to fix the designation, voting powers, preferences, limitations and relative rights of any series of Doral Financial's serial preferred stock at the time of issuance. As of the date of this prospectus, the 8% Preferred Stock described below is the only series of serial preferred stock designated by Doral Financial, other than the Series A Preferred Stock.


OUTSTANDING SERIAL PREFERRED STOCK

     Doral Financial has outstanding 8,460 shares of 8% Preferred Stock. All shares of 8% Preferred Stock are held by Popular, Inc. Popular acquired the 8% Preferred Stock in a private transaction with Doral Financial, in which Popular exchanged convertible debentures of Doral Financial in the principal amount of $8.46 million it had previously acquired. Popular is the parent company of Popular Securities, Inc., one of the underwriters of this offering.


     Doral Financial entered into the exchange because the 8% Preferred Stock qualified as Tier 1 capital for purposes of compliance with the regulatory requirements applicable to bank holding companies while the convertible debentures did not qualify for this treatment.



     Dividend Rights and Limitations. The holders of the shares of 8% Preferred Stock are entitled to receive cumulative cash dividends when, as and if declared by the board of directors, at the annual rate of 8% of the $1,000 liquidation preference thereof payable monthly. The holders of the 8% Preferred Stock are entitled to receive such dividends prior to any payment of dividends or distribution of assets to holders of the common stock and to any other class of capital stock ranking junior to the 8% Preferred Stock with respect to the payment of dividends.



     Liquidation Rights. Upon the liquidation, dissolution or winding up of Doral Financial, whether voluntary or involuntary, the holders of the 8% Preferred Stock are entitled to receive out of the assets of Doral Financial an amount in cash equal to $1,000 per share plus accrued and unpaid dividends thereon to the date of the distribution. This distribution must be made before any payment may be made to the holders of common stock or any other securities of Doral Financial ranking junior to the 8% Preferred Stock as to the distribution of assets upon liquidation. No distribution of this type or payment on account of liquidation, dissolution or winding up of Doral Financial may be made to the holders of the shares of any class or series of stock ranking on a parity with the 8% Preferred Stock as to the distribution of assets upon liquidation, unless the holders of the 8% Preferred Stock receive like amounts ratably in accordance with the full distributive amounts which they and the holders of parity stock are respectively entitled to receive upon this preferential distribution.

     After the payment to the holders of the 8% Preferred Stock of the full preferential amounts provided for above, the holders of the 8% Preferred Stock will have no right or claim to any of the remaining assets of Doral Financial.



     Conversion Rights. The holders of shares of 8% Preferred Stock have the right, at their option, to convert such shares their shares of common stock of Doral Financial at any time on or before December 1, 2005, at a conversion price of $4.375 per share, subject to adjustment from time to time upon the occurrence of certain events. As of October 30, 1998, the 8,460 shares of 8% Preferred Stock held by Popular were convertible into 1,933,714 shares of common stock, or approximately 4.6% of the outstanding common stock.



     Redemption. The 8% Preferred Stock is subject to redemption in whole or in part, at the option of Doral Financial with the consent of the Federal Reserve on or after January 1, 2001, and on or prior to December 31, 2002, at a price of $1,020 per share and after this period at redemption prices declining to a price of $1,000 per share on or after January 1, 2005. There is no mandatory redemption or sinking fund obligation with respect to the 8% Preferred Stock.



     Voting Rights. The holders of shares of 8% Preferred Stock are not entitled to any voting rights except as required by law or in connection with any changes of the terms or rights of the 8% Preferred Stock.


     Rank vis-a-vis Series A Preferred Stock. The 8% Preferred Stock will have the same rank as the Series A Preferred Stock as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up of Doral Financial.

                                    TAXATION

GENERAL


     In the opinion of Pietrantoni Mendez & Alvarez, counsel to Doral Financial, the following discussion summarizes the material Puerto Rico and United States tax considerations relating to the purchase, ownership and disposition of Series A Preferred Stock. This discussion does not intend to describe all of the tax considerations that may be relevant to a particular investor in light of that person's particular circumstances and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.



     This discussion is based on the tax laws of Puerto Rico and the United States as in effect on the date of this prospectus, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.



     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE APPLICATION TO YOUR PARTICULAR SITUATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX.


                              PUERTO RICO TAXATION


     The following discussion does not intend to cover all aspects of Puerto Rico taxation that may be relevant to a purchaser of Series A Preferred Stock in light of the purchaser's particular circumstances, or to purchasers subject to special rules of taxation, such as life insurance companies, "Special Partnerships," "Subchapter N Corporations," registered investment companies, and certain pension trusts.


     For purposes of the discussion below, a "Puerto Rico corporation" is a corporation organized under the laws of Puerto Rico and a "foreign corporation" is a corporation organized under the laws of a jurisdiction other than Puerto Rico.

OWNERSHIP AND DISPOSITION OF SERIES A PREFERRED STOCK

  Taxation of Dividends.


     General. Distributions of cash or other property made by Doral Financial on the Series A Preferred Stock will be treated as dividends to the extent that Doral Financial has current or accumulated earnings and profits. To the extent that a distribution exceeds Doral Financial's current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted tax basis of the Series A Preferred Stock in the hands of the holder. The excess of any distribution of this type over the adjusted tax basis will be treated as gain on the sale or exchange of the Series A Preferred Stock and will be subject to income tax as described below.



     The following discussion regarding the income taxation of dividends on Series A Preferred Stock received by individuals not residents of Puerto Rico and foreign corporations not engaged in a trade or business in Puerto Rico assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend declared by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. Doral Financial has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since its incorporation in 1972.



     Individual Residents of Puerto Rico and Puerto Rico Corporations. In general, individuals who are residents of Puerto Rico will be subject to a special 10% income tax (the "10% Special Tax") on dividends paid on the Series A Preferred Stock. This tax is generally required to be withheld by Doral Financial. An individual may elect for this withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%.



     Puerto Rico corporations will be subject to income tax on dividends paid on the Series A Preferred Stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below. In the case of a Puerto Rico corporation, no withholding will be imposed on dividends paid on the Series A Preferred Stock. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation's net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 39%, the maximum effective income tax rate on these dividends will be 5.85% after accounting for the dividend received deduction.



     As a practical matter, dividends on the Series A Preferred Stock held in "street name" through foreign financial institutions or other securities intermediaries not engaged in trade or business in Puerto Rico will generally be subject to a separate 10% withholding tax imposed on foreign corporations. See "-- Foreign Corporations." Accordingly, individuals resident of Puerto Rico who desire to file an election out of the applicable 10% Special Tax and applicable withholding tax should have their shares of Series A Preferred Stock issued and registered in their own name. Similarly, Puerto Rico corporations that own any shares of Series A Preferred Stock and wish to avoid the withholding imposed on foreign corporations should have their shares issued and registered in their own name in order to ensure that no withholding is made on dividends.



     United States Citizens Not Residents of Puerto Rico. Dividends paid on the Series A Preferred Stock to a United States citizen who is not a resident of Puerto Rico will be subject to the 10% Special Tax which will be withheld by Doral Financial. These individuals may elect for the withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%. Notwithstanding the making of this election, a separate 10% withholding tax will be required on the amount of the dividend unless the individual timely files with Doral Financial a withholding exemption certificate to the effect that the individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married. Withholding exemption certificates will only be accepted by Doral Financial or its agent from individuals who have the shares of Series A Preferred Stock registered in their names. Individuals who hold shares of Series A Preferred Stock in "street name" will not be eligible to file with Doral Financial or its agent withholding exemption certificates.



     Individuals Not Citizens of the United States and Not Residents of Puerto Rico. Dividends paid on the Series A Preferred Stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% tax which will be withheld at source by Doral Financial.

     Foreign Corporations. The income taxation of dividends paid on the Series A Preferred Stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico.



     A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations on their net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the Series A Preferred Stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with Puerto Rico corporations.



     In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the Series A Preferred Stock received by these corporations will be excluded from the computation of the branch profits tax liability of these corporations.


     A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the Series A Preferred Stock.

     Partnerships. Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to Puerto Rico and foreign corporations is equally applicable in the case of most Puerto Rico and foreign partnerships, respectively.


  Taxation of Gains upon Sales or Exchanges Other Than Redemptions.



     General. The sale or exchange of Series A Preferred Stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the Series A Preferred Stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the Series A Preferred Stock is held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholders' holding period of the Series A Preferred Stock exceeds six months.


     Individual Residents of Puerto Rico and Puerto Rico Corporations. Gain on the sale or exchange of Series A Preferred Stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 20%.

     If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 25%.


     United States Citizens Not Residents of Puerto Rico. A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of Series A Preferred Stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of Series A Preferred Stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the Series A Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series A Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 20% of the payments received will be withheld at the source; and if the gain constitutes a long-term capital gain, it will be subject to a tax at a maximum rate of 20%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.


     Individuals Not Citizens of the United States and Not Residents of Puerto Rico. An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under "-- United States Citizens Not Residents of Puerto Rico." However, if the gain resulting from the sale or exchange of Series A Preferred Stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source; provided, that if the gain resulting from the sale or exchange represents a capital gain from sources within Puerto Rico, the individual will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.



     Foreign Corporations. A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of Series A Preferred Stock if the gain is (1) from sources within Puerto Rico or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 25% if it qualifies as a long-term capital gain.



     In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of Series A Preferred Stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.



     A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of Series A Preferred Stock if the gain is from sources within Puerto Rico. Gain on the sale or exchange of Series A Preferred Stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the Series A Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series A Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source and be creditable against the shareholder's Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico.


     Partnerships. Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to Puerto Rico and foreign corporations is equally applicable to most Puerto Rico and foreign partnerships, respectively.

  Taxation of Redemptions.


     A redemption of shares of the Series A Preferred Stock for cash will be treated as a distribution taxable as a dividend to the extent of Doral Financial's current or accumulated earnings and profits if it is "essentially equivalent to a dividend." Under regulations issued by the Department of the Treasury of Puerto Rico (1) a redemption of stock that completely terminates a shareholder's interest in a corporation does not constitute a dividend, and (2) certain prorata redemptions among all the shareholders will be treated as a dividend. In situations not described by these regulations, the Department of the Treasury of Puerto Rico will generally follow principles applied by the United States Internal Revenue Service under the United States Internal Revenue Code of 1986, in determining whether a distribution is essentially equivalent to a dividend. The Department of the Treasury of Puerto Rico, however, is not bound by IRS determinations on this issue and is free to adopt a different rule.


     If the redemption of the Series A Preferred Stock is not treated as a dividend, it will generally generate gain or loss that will be measured as provided above under "-- Taxation of Gains upon Sales or Exchanges (Not including Redemptions)" for a sale or exchange of Series A Preferred Stock. Gain on the redemption of Series A Preferred Stock will generally be recognized and will be subject to income tax. If the stockholder of the Series A Preferred Stock is an individual resident of Puerto Rico and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 20%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for the alternative tax rate of 25%.


     If the stockholder of the Series A Preferred Stock is an individual who is not a resident of Puerto Rico or a foreign corporation or foreign partnership, any gain realized by the holder on the redemption of the Series A Preferred Stock that is not taxable as a dividend may be subject to Puerto Rico income tax if the gain constitutes income from sources within Puerto Rico or is effectively connected with a trade or business conducted by the holder in Puerto Rico. The Puerto Rico income tax law does not clearly provide a source of income rule for a gain of this nature. As a result thereof, these prospective shareholders should be aware that a gain realized from a redemption of the Series A Preferred Stock may be subject to Puerto Rico income tax.


ESTATE AND GIFT TAXATION

     The transfer of Series A Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the Series A Preferred Stock by death or gift.

MUNICIPAL LICENSE TAXATION


     Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on the Series A Preferred Stock or on any gain realized on the sale, exchange or redemption of the Series A Preferred Stock.



     A corporation or partnership, Puerto Rico or foreign, that is engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on the Series A Preferred Stock and on the gain realized on the sale, exchange or redemption of the Series A Preferred Stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates range from a maximum of 1.5% for financial businesses to a maximum of 0.5% for other businesses.


PROPERTY TAXATION

     The Series A Preferred Stock will not be subject to Puerto Rico property tax.

                             UNITED STATES TAXATION


     The following discussion is limited to the United States federal tax consequences of the ownership and disposition of the Series A Preferred Stock by U.S. Holders, as defined below, and corporations organized under the laws of Puerto Rico ("PR Corporations"). This discussion is based on the United States Internal Revenue Code of 1986 (the "Code"), existing and proposed regulations of the U.S. Department of the Treasury promulgated thereunder, administrative pronouncements and judicial decisions, all of which are subject to change, even with retroactive effect. This discussion deals only with Series A Preferred Stock held by initial purchasers as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a purchaser in light of that person's particular circumstances or to purchasers subject to special rules, such as entities that are taxed under the Code as partnerships, "Subchapter S Corporations," life insurance companies, tax exempt entities, dealers in securities, financial institutions, or to persons whose functional currency is not the U.S. dollar.


     As used herein, the term "U.S. Holder" means a beneficial owner of Series A Preferred Stock that does not own directly, constructively or by attribution 10% or more of the voting stock of the Company and is, for United States federal income tax purposes:

     - a citizen or resident of the United States,

     - a corporation organized under the laws of a state of the United States,

     - a corporation organized under the laws of the United States or of any political subdivision thereof, or

     - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     The term "U.S. Holder" does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include PR Corporations. As used herein, the term "Puerto Rico U.S. Holder" means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof).

OWNERSHIP AND DISPOSITION OF SERIES A PREFERRED STOCK

  Taxation of Dividends.


     General. Under the source of income rules of the Code, dividends on the Series A Preferred Stock will constitute gross income from sources outside the United States if less than 25% of Doral Financial's gross income on an ongoing basis is effectively connected with a trade or business in the United States. Since its incorporation in 1972, Doral Financial has not, nor does it expect in the future, that 25% or more of its gross income will be effectively connected with a trade or business in the United States. Accordingly, dividends on the Series A Preferred Stock distributed by Doral Financial will constitute gross income from sources outside the United States so long as Doral Financial continues to meet the gross income test described above.



     U.S. Holders other than Puerto Rico U.S. Holders. Subject to the discussion under "-- Passive Foreign Investment Company Rules" below, distributions made with respect to the Series A Preferred Stock, including the amount of any Puerto Rico taxes withheld on the distribution, will be includable in the gross income of a U.S. Holder, other than a Puerto Rico U.S. Holder, as foreign source gross income to the extent the distributions are paid out of current or accumulated earnings and profits of Doral Financial as determined for United States federal income tax purposes. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by Doral Financial exceeds its current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's tax basis in the Series A Preferred Stock and thereafter as capital gain.



     Subject to certain conditions and limitations contained in the Code, any Puerto Rico income tax imposed on dividends distributed by Doral Financial in accordance with Puerto Rico law will be eligible for credit against the U.S. Holder's United States federal income tax liability. See "Puerto Rico
Taxation -- Ownership and Disposition of Series A Preferred Stock -- Taxation of Dividends" above. For purposes of calculating a U.S. Holder's United States foreign tax credit limitation, dividends distributed by Doral Financial will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders (those predominantly engaged in the active conduct of a banking, financing or similar business), foreign source "financial services income."



     Puerto Rico U.S. Holders. In general, and subject to the discussion under "-- Passive Foreign Investment Company Rules" below, distributions of dividends made by Doral Financial on the Series A Preferred Stock to a Puerto Rico U.S. Holder will constitute gross income from sources within Puerto Rico, will not be includable in the stockholder's gross income and will be exempt from United States federal income taxation. In addition, for United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income.



     PR Corporations. In general, distributions of dividends made by Doral Financial on the Series A Preferred Stock to a PR Corporation will not, in the hands of the PR Corporation, be subject to United States income tax if the dividends are not effectively connected with a United States trade or business of the PR Corporation and the PR Corporation is not treated as a domestic corporation for purposes of the Code. The Code provides special rules for PR Corporations that are "Controlled Foreign Corporations," "Personal Holding Companies," "Foreign Personal Holding Companies," or "Passive Foreign Investment Companies."

  Taxation of Capital Gains.


     U.S. Holders other than Puerto Rico U.S. Holders. A U.S. Holder, other than a Puerto Rico U.S. Holder, will recognize gain or loss on the sale or other disposition of Series A Preferred Stock, including redemptions treated as sales or exchanges of the Series A Preferred Stock under Section 302 of the Code, in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Series A Preferred Stock and the amount realized on the sale or other disposition. Subject to the discussion under "-- Passive Foreign Investment Company Rules" below, the gain or loss will be a capital gain or loss. U.S. Holders should consult their own tax advisors concerning the treatment of capital gains and losses. Redemptions of the Series A Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends.


     Gain recognized by a U.S. Holder on the sale or other disposition of Series A Preferred Stock generally will be treated as United States source income.


     Puerto Rico U.S. Holders. In general, and subject to the discussion under "-- Passive Foreign Investment Company Rules" below, gain from the sale or exchange of the Series A Preferred Stock, including redemptions treated as sales or exchanges of the Series A Preferred Stock under Section 302 of the Code, by a Puerto Rico U.S. Holder that is a resident of Puerto Rico for purposes of
Section 865(g)(1) of the Code (1) will constitute income from sources within Puerto Rico, (2) will not be includable in the stockholder's gross income and
(3) will be exempt from United States federal income taxation. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income. Redemptions of the Series A Preferred Stock that are not treated as sales or exchanges under
Section 302 of the Code will generally be subject to income tax under the Code as dividends.



     PR Corporations. In general, any gain derived by a PR Corporation from the sale or exchange of the Series A Preferred Stock will not, in the hands of the PR Corporation, be subject to United States income tax if the gain is not effectively connected with a United States trade or business of the PR Corporation and the PR Corporation is not treated as a domestic corporation for purposes of the Code. The Code provides special rules for PR Corporations that are "Controlled Foreign Corporations," "Personal Holding Companies," "Foreign Personal Holding Companies," or "Passive Foreign Investment Companies." Redemptions of the Series A Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends.


     Backup Withholding. Certain corporate U.S. Holders may be subject to backup withholding at the rate of 31% on dividends paid or the proceeds of a sale, exchange or redemption of Series A Preferred Stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the payor is notified by the IRS that the taxpayer has failed to report payments of interest and dividends properly. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

PASSIVE FOREIGN INVESTMENT COMPANY RULES


     The Code provides special rules for distributions received by U.S. Holders on stock of a Passive Foreign Investment Company ("PFIC") as well as amounts received from the sale or other disposition of PFIC stock. For purposes of these rules pledges are considered dispositions.



     Based upon certain proposed Treasury Regulations under the PFIC provisions of the Code (the "Proposed Regulations"), Doral Financial believes that it has not been a PFIC for any of its prior taxable years and expects to conduct its affairs in a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to Doral Financial's expectation, the Series A Preferred Stock were considered to be shares of a PFIC for any fiscal year, a U.S. Holder would generally be subject to special rules, regardless of whether Doral Financial remains a PFIC, with respect to (1) any "excess distribution" by Doral Financial to the U.S. Holder and (2) any gain realized on the sale, pledge or other disposition of Series A Preferred Stock. An "excess distribution" is, generally, any distributions received by the U.S. Holder on the Series A Preferred Stock in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder's holding period for the Series A Preferred Stock if shorter.


     Under these rules, (1) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the Series A Preferred Stock,
(2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Doral Financial is a PFIC would be taxed as ordinary income, and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such year.


     As an alternative to these rules, if Doral Financial were a PFIC and effective for taxable years of U.S. Holders beginning after December 31, 1997, U.S. Holders may, in certain circumstances, elect a mark-to-market treatment with respect to their Series A Preferred Stock, provided that the Series A Preferred Stock will constitute "marketable stock" for purposes of these rules.


     In general, the Proposed Regulations provide that Puerto Rico U.S. Holders would be subject to the rule described in (3) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the Series A Preferred Stock and was not a bona fide resident of Puerto Rico during the entire taxable year or, in certain cases, a portion thereof.



     Under current law, if Doral Financial is a PFIC in any year, a U.S. Holder who beneficially owns Series A Preferred Stock during that year must make an annual return on IRS Form 8621 that describes any distributions received from Doral Financial and any gain realized on the disposition of Series A Preferred Stock.


ESTATE AND GIFT TAXATION

     The transfer of Series A Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to U.S. federal estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for U.S. federal estate and gift tax purposes of the transfer of the Series A Preferred Stock by death or gift.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), Doral Financial has agreed to sell to each of the underwriters named below, and each of the underwriters severally has agreed to purchase from Doral Financial, the aggregate number of shares of Series A Preferred Stock set forth opposite its name below.


                                                              NUMBER OF
UNDERWRITERS                                                  SHARES(1)
------------                                                  ---------
PaineWebber Incorporated of Puerto Rico.....................
Popular Securities, Inc.....................................
Santander Securities Corporation of Puerto Rico.............
Prudential Securities Incorporated..........................
Salomon Smith Barney Inc....................................
                                                              ---------
          Total.............................................  1,300,000
                                                              =========

---------------


(1) Assumes no exercise of the underwriters' over-allotment option.



     Under the terms and conditions of the Underwriting Agreement, Doral Financial is obligated to sell, and the underwriters are obligated to purchase, all of the shares of Series A Preferred Stock shown in the table above, if any of the shares of Series A Preferred Stock are purchased.



     The underwriters propose to offer the shares of Series A Preferred Stock to the public initially at the public offering price set forth on the cover page of this prospectus and to certain selected dealers at the public offering price
less a concession not to exceed $     per share. The underwriters or the
selected dealers may reallow a commission to certain other dealers not to exceed
$     per share. After the offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters.



     Doral Financial has granted the underwriters an option exercisable for 30 days from the date of this prospectus, to purchase up to 195,000 additional shares of Series A Preferred Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts, as shown on the cover page of this prospectus. If the underwriters exercise this option, then each of the underwriters will have a firm commitment, subject to certain conditions contained in the Underwriting Agreement, to purchase a number of option shares proportionate to the underwriter's initial commitment as indicated in the table above. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of Series A Preferred Stock offered hereby.



     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Doral Financial as well as the proceeds received by Doral Financial from the offering, before deducting expenses. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 195,000 shares.


                                                                                      TOTAL, ASSUMING
                                                                                      FULL EXERCISE OF
                                                                                       OVER-ALLOTMENT
                                                            PER SHARE      TOTAL           OPTION
                                                            ---------   -----------   ----------------
Public Offering Price.....................................   $50.00     $65,000,000     $74,750,000
Underwriting Discount.....................................   $ 1.575    $ 2,047,500     $ 2,354,625
Proceeds to Doral Financial...............................   $48.425    $62,952,500     $72,395,375


     In connection with this offering, certain underwriters may engage in passive market making transactions on the Nasdaq Stock Market's National Market System immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq Stock Market limited by the bid prices and effect in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Series A Preferred Stock during a specified period and must be discontinued when that limit is reached. Passive market making may stabilize the market price of the Series A Preferred Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.



     Until the distribution of the Series A Preferred Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase the Series A Preferred Stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the Series A Preferred Stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series A Preferred Stock.



     If the underwriters create a short position in the Series A Preferred Stock in connection with the offering, i.e., if the underwriters sell more shares of Series A Preferred Stock than are set forth on the cover page of this prospectus, they may reduce that short position by purchasing shares of Series A Preferred Stock in the open market. The underwriters may also elect to reduce any short position by purchasing all or part of the over-allotment option described above.



     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases.


     Doral Financial estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be $300,000.


     In connection with this offering, Doral Financial has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect thereof.


     The Series A Preferred Stock has been approved for quotation on the Nasdaq Stock Market under the symbol "DORLP."


     Several of the underwriters have from time to time been customers of, engaged in transactions with, or performed services for, Doral Financial and its subsidiaries in the ordinary course of business. The underwriters may continue to do so in the future. In addition, Popular, Inc., the parent company of Popular Securities, Inc., one of the underwriters, owns all the outstanding shares of Doral Financial's 8% Preferred Stock. The shares of common stock issuable upon conversion of the 8% Preferred Stock together with other shares of common stock owned by Popular, Inc. equal approximately 4.9% of Doral Financial's outstanding common stock.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows Doral Financial to "incorporate by reference" the information it files with them, which means Doral Financial can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus. The most recent information that Doral Financial files with the SEC automatically updates and supersedes previously filed information. Doral Financial has previously filed the following documents with the SEC and is incorporating them by reference into this prospectus:

          - Annual Report on Form 10-K for the year ended December 31, 1997;

          - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998; and


          - Current Reports on Form 8-K dated January 21, 1998, October 7, 1998, October 19, 1998 and January 12, 1999.


     Doral Financial also incorporates by reference all documents filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and until all the shares being offered by this prospectus are sold.


     Doral Financial will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into such documents. Requests for copies should be directed to Doral Financial Corporation, Attention: Mario S. Levis, Executive Vice President and Treasurer, 1159 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920, telephone: (787) 749-7108.


                             AVAILABLE INFORMATION

     Doral Financial files annual, quarterly and current reports, proxy statements and other information with the SEC. Doral Financial has also filed with the SEC a Registration Statement on Form S-3, to register the Series A Preferred Stock being offered in this prospectus. This prospectus, which forms part of the Registration Statement, does not contain all of the information included in the Registration Statement. For further information about Doral Financial and the shares of Series A Preferred Stock offered in this prospectus, you should refer to the Registration Statement and its exhibits.

     You may read and copy any document filed by Doral Financial with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Doral Financial files its SEC materials electronically with the SEC, so you can also review Doral Financial's filings by accessing the web site maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You can also obtain more information about Doral Financial by visiting our web site at http://www.doralfinancial.com.

                                 LEGAL MATTERS


     The validity of the shares of Series A Preferred Stock offered hereby will be passed upon for Doral Financial by Pietrantoni Mendez & Alvarez, San Juan, Puerto Rico. As of February 1, 1999, attorneys working in Pietrantoni Mendez & Alvarez owned, in the aggregate, approximately 2,864 shares of common stock of Doral Financial. Certain legal matters will be passed upon for the underwriters by Axtmayer Adsuar Muniz & Goyco, P.S.C., San Juan, Puerto Rico.


                                    EXPERTS

     The consolidated financial statements of Doral Financial as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, incorporated by reference into this prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,300,000 SHARES

                       [DORAL FINANCIAL CORPORATION LOGO]

                                    % NONCUMULATIVE
                                 MONTHLY INCOME
                           PREFERRED STOCK, SERIES A

                         PRICE TO PUBLIC: $50 PER SHARE

                             ----------------------
                                   PROSPECTUS
                             ----------------------

                            PAINEWEBBER INCORPORATED
                                 OF PUERTO RICO

                               POPULAR SECURITIES
                             (JOINT LEAD MANAGERS)

                            ------------------------

                              SANTANDER SECURITIES

                             PRUDENTIAL SECURITIES
                                  INCORPORATED


                           SALOMON SMITH BARNEY INC.


                                             , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than commissions and fees of the Underwriters. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

ITEM                                                           AMOUNT
----                                                          --------
Securities and Exchange Commission registration fee.........  $ 20,780
NASD filing fee.............................................     7,975
Printing and engraving expenses.............................    60,000
NASDAQ listing fee..........................................    33,750
Accounting fees and expenses................................    45,000
Legal fees and expenses.....................................   125,000
Miscellaneous expenses......................................     7,495
                                                              --------
          Total.............................................  $300,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) Article 1.02(B)(6) of the Puerto Rico General Corporation Act (the "PR GCA") provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of members of its board of directors or governing body for breach of a director's fiduciary duty of care. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability or equitable remedies, such as injunction or rescission, for breach of fiduciary duty. Article Seventh of Doral Financial's Restated Certificate of Incorporation contains such a provision.

     (b) Article 4.09 of the PR GCA authorizes Puerto Rico corporations to indemnify their officers and directors against liabilities arising out of pending or threatened actions, suits or proceedings to which they are or may be made parties by reason of being directors or officers. Such rights of indemnification are not exclusive of any other rights to which such officers or directors may be entitled under any by-law, agreement, vote of stockholders or otherwise. The Restated Certificate of Incorporation provides that Doral Financial shall indemnify its directors, officers and employees to the fullest extent permitted by law. Doral Financial also maintains directors' and officers' liability insurance on behalf of its directors and officers.

     (c) Section 1 of Article IX of Doral Financial's By-laws (the "By-laws") provides that Doral Financial shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Doral Financial) by reason of the fact that he is or was a director, officer, employee or agent of Doral Financial or is or was serving at the request of Doral Financial as a director, officer, employer or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Doral Financial, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 2 of Article IX of the By-laws provides that Doral Financial shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Doral Financial to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards set forth in the preceding paragraph, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Doral Financial unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 3 of Article IX of the By-laws provides that to the extent a director or officer of Doral Financial has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections 1 and 2 of Article IX of the By-laws or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 5 of Article IX of the By-laws provides that Doral Financial shall pay expenses incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding. Doral Financial must make such advanced payments if it receives an undertaking by or on behalf of any person covered by Section 1 of Article IX of the By-laws to repay such amounts, if it is ultimately determined that he is not entitled to be indemnified by Doral Financial as authorized in Article IX of the By-laws.

     Sections 6 and 7 of Article IX of the By-laws provide that indemnification provided for by Sections 1 and 2 of Article IX of the By-laws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that Doral Financial may purchase and maintain insurance on behalf of a director or officer of Doral Financial against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not Doral Financial would have the power to indemnify him against such liabilities under such Sections 1 and 2 of Article IX of the By-laws.

     (d) The resolutions of the Board of Directors adopted on October 19, 1998 approving the issuance and sale of the Series A Preferred Stock provide that, to the extent permitted by Doral Financial's Restated Certificate of Incorporation and applicable law, Doral Financial (i) will indemnify and hold harmless the directors and executive officers and their attorney-in-facts who signed this Registration Statement against any losses, claims, damages or liabilities they may become subject under the Securities Act of 1933, the Securities Exchange Act of 1934, any state securities or insurance laws or regulations of any other jurisdiction, insofar as such losses, claims, damages or liabilities arise in connection with this Registration Statement or any other registration statement filed in connection with the Series A Preferred Stock and (ii) shall reimburse each such person for any legal or other expenses reasonably incurred by him in connection with investigating or defending any such action or claim.

ITEM 16. EXHIBITS.


EXHIBIT
NUMBER                           DESCRIPTION OF DOCUMENT
-------                          -----------------------
 1         --  Form of Underwriting Agreement*
 4(a)      --  Form of Series A Preferred Stock Certificate.*
 4(b)      --  Certificate of Designation designating the terms of Series A
               Preferred Stock*
 4(c)      --  Second Restated Certificate of Incorporation of Doral
               Financial (incorporated by reference to Exhibit No. 3.1(c)
               of Doral Financial's Annual Report on Form 10-K for the year ended December 31, 1997).
 4(d)      --  By-laws of Doral Financial, as amended as of October 19,
               1998 (incorporated by reference to Exhibit No. 3.2 of Doral
               Financial's Quarterly Report on Form 10-Q for the quarter
               ended September 30, 1998).
 5         --  Opinion regarding legality and consent of Pietrantoni Mendez
               & Alvarez.*
 8         --  Opinion regarding tax matters of Pietrantoni Mendez &
               Alvarez

EXHIBIT
NUMBER                           DESCRIPTION OF DOCUMENT
-------                          -----------------------
12         --  Statement re: Computation of Ratio of Earnings to Combined
               Fixed Charges and Preference Security Dividends*
23.1       --  Consent of PricewaterhouseCoopers LLP.*
23.2       --  Consent of Pietrantoni Mendez & Alvarez (included in the opinion of counsel filed as Exhibit 5 hereto).*
24.1       --  Powers of Attorney (included on Page II-4).*


---------------

* Previously filed.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Doral Financial pursuant to the provision described under Item 15 above, or otherwise, Doral Financial has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Doral Financial of expenses incurred or paid by a director, officer, or controlling person of Doral Financial in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Doral Financial will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Juan, Puerto Rico, on the 8th day of February, 1999.


                                          DORAL FINANCIAL CORPORATION

                                          By:     /s/ RICHARD F. BONINI
                                            ------------------------------------
                                                     Richard F. Bonini
                                            Senior Executive Vice President and
                                                   Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                          *                            Chairman of the Board and      February 8, 1999
-----------------------------------------------------    Chief Executive Officer
                    Salomon Levis

                /s/ RICHARD F. BONINI                  Senior Executive Vice          February 8, 1999
-----------------------------------------------------    President, Chief Financial
                  Richard F. Bonini                      Officer and Director

                          *                            Vice President and Chief       February 8, 1999
-----------------------------------------------------    Accounting Officer
                  Ricardo Melendez

                          *                                      Director             February 8, 1999
-----------------------------------------------------
                   A. Brean Murray

                          *                                      Director             February 8, 1999
-----------------------------------------------------
                Edgar M. Cullman, Jr.

                          *                                      Director             February 8, 1999
-----------------------------------------------------
                    John L. Ernst

                          *                                      Director             February 8, 1999
-----------------------------------------------------
                   Efraim M. Kier

                          *                                      Director             February 8, 1999
-----------------------------------------------------
                     Zoila Levis

                          *                                      Director             February 8, 1999
-----------------------------------------------------
                 Victor M. Pons, Jr.

               * /s/ RICHARD F. BONINI
-----------------------------------------------------
                  Richard F. Bonini
               as attorney-in-fact for
            each of the persons indicated

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                           DESCRIPTION OF DOCUMENT
-------                          -----------------------
   1       --  Form of Underwriting Agreement.*
   4 (a)   --  Form of Series A Preferred Stock Certificate.*
   4 (b)   --  Certificate of Designation designating the terms of Series A
               Preferred Stock.*
   4 (c)   --  Second Restated Certificate of Incorporation of Doral
               Financial (incorporated by reference to Exhibit No. 3.1(c)
               of Doral Financial's Annual Report on Form 10-K for the year ended December 31, 1997).
   4 (d)   --  By-laws of Doral Financial, as amended as of October 19,
               1998 (incorporated by reference to Exhibit No. 3.2 of Doral
               Financial's Quarterly Report on Form 10-Q for the quarter
               ended September 30, 1998).
   5       --  Opinion regarding legality and consent of Pietrantoni Mendez
               & Alvarez.*
   8       --  Opinion regarding tax matters of Pietrantoni Mendez &
               Alvarez.
  12       --  Statement re: Computation of Ratio of Earnings to Combined
               Fixed Charges and Preference Security Dividends.*
  23.1     --  Consent of PricewaterhouseCoopers LLP.*
  23.2     --  Consent of Pietrantoni Mendez & Alvarez (included in the opinion of counsel filed as Exhibit 5 hereto).*
  24.1     --  Powers of Attorney (included on Page II-4).*


---------------

* Previously filed.